UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)*

Raven Industries, Inc.
(Name of Issuer)
Common Stock, $1.00 Par Value
(Title of Class of Securities)
754212-10-8
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	754212-10-8	Page	2	of	7 pages

1	NAMES OF REPORTING PERSONS: RONALD M. MOQUIST

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		793,821

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		793,821

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	919,821 (also includes 126,000 shares owned by spouse)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	754212-10-8	Page	3	of	7 pages

1	NAMES OF REPORTING PERSONS: JOANNE MOQUIST

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		126,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		126,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	919,821 (includes 793,821 shares owned by spouse)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 4 of 7 pages

Item 1(a)	Name of Issuer: Raven Industries, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 205 E. 6th Street, Sioux Falls, SD 57104

Item 2(a)	Name of Person Filing: Ronald M. Moquist and Joanne Moquist (Ron and Joanne are husband and wife).

Item 2(b)	Address of Principal Business Office or, if None, Residence: 205 E. 6th Street, Sioux Falls, SD 57104

Item 2(c)	Citizenship: United States of America

Item 2(d)	Title of Class of Securities: Common Stock, $1.00 Par value

Item 2(e)	CUSIP Number: 754212-10-8

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Page 5 of 7 pages

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	919,821 shares (includes 793,821 shares held by Ronald M. Moquist of which 68,856 shares are issuable upon exercise of options which are exercisable within 60 days and 126,000 shares held by his spouse Joanne Moquist)

(b)	Percent of class:	5.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 793,821
(Excludes 126,000 shares owned by spouse)
(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 793,821
(Excludes 126,000 shares owned by spouse)
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent of Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 6 of 7 pages

Item 10.	Certifications.

	(a)	Not applicable.

	(b)	Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 4, 2006

/s/ Ronald M. Moquist
Ronald M. Moquist

/s/ Joanne Moquist
Joanne Moquist

Page 7 of 7 pages

Exhibit A
Agreement to Jointly File Schedule 13G/A
     The undersigned hereby agree to jointly prepare and file with regulatory authorities an Amendment to Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Raven Industries, Inc. and hereby affirm that such Amendment to Schedule 13G is being filed on behalf of each of the undersigned.
Dated: January 4, 2006

/s/ Ronald M. Moquist
Ronald M. Moquist

/s/ Joanne Moquist
Joanne Moquist